Exhibit 99.1

March 2, 2016

To:	To:
Securities Exchange Commission	Tel Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Re: Gazit-Globe Ltd. (the "Company") –Update regarding Sales Process for Subsidiary Company, Gazit-Globe Israel (Development) Ltd.

Further to Exhibit 99.1 to the Company’s Current Report on Form 6-K originally furnished to the Securities & Exchange Commission on March 16, 2015 regarding the engagement letter between the Company and Ronen Ashkenazi Holdings Ltd., the other shareholder of Gazit-Globe Israel (Development) Ltd. (“Gazit Development”)[1], with Citigroup Global Markets Limited to explore different strategic alternatives with respect to the operations of Gazit Development’s income-producing properties, its land for development, and the holdings of the Company and Ronen Ashkenazi Holdings Ltd. in Gazit Development, the Company would like to report that after receipt of a number offers from various parties that did not meet the terms set forth by the Company, it has been decided to terminate the sales process. The Company intends instead to continue to develop and improve its portfolio of assets in Israel.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.

1 The Company holds approximately 84.65% of the outstanding share capital and voting rights of Gazit-Globe Israel (Development) Ltd. (75% on a fully-diluted basis).